HWJ Capital Partners II, LLC

Statement of Financial Condition

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HWJ Capital Partners II, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7400 North Federal Highway, Suite A5
                              (No. and Street)

Boca Raton	Florida	33478
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT: Joseph W. Harch 561.226.6199

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC

(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph W. Harch   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
HWJ Capital Partners II, LLC   , as

of December 31   , 20 20   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Joseph W. Harch
Signature

Managing Member
Title

_____
Notary Public

ROSE-CHAM M. CALDERON
MY COMMISSION EXPIRES
NOVEMBER 12, 2021
#GG 152371
Bonded thru
Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HWJ Capital Partners II, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition HWJ Capital Partners II, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 25, 2021

Miami • Los Angeles • Cayman Islands

ASSETS

Current assets:

Cash and cash equivalents	$	73,765
Receivable from clearing organization		81,904
Deposit with clearing organization		50,000
Accounts receivable from related party		20,781
Prepaid expenses		1,627
Total current assets		228,077
Deposit		264
Total assets	$	228,341

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses	$	5,454
Total current liabilities		5,454

Commitments and contingencies (See Note 5)

Members' equity	$	222,887
Total liabilities and members' equity	$	228,341

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Florida Limited Liability Company) is a broker-dealer located in Boca Raton, Florida. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares the financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents. All cash balances are held with a major financial institution within the United States of America.

Revenue Recognition – Investment Advisory Fees

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company entered into a fee sharing agreement with a related party for fees on specific investor accounts (see Note 4). Revenue for investment advisory fees is recognized as work is performed and amounts are earned.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statement. Taxable results are passed through to the members of the Company. All current and future tax assessments are attributable to those members, and there is no income tax expense reflected in the statement of operations. There are no tax penalties recognized this year. The financial statement remains subject to U.S federal tax examination for tax years 2017-2020.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $200,215, which is above the $100,000 amount required to be maintained at December 31, 2020. The ratio of aggregate indebtedness to net capital is .0272.

NOTE 4 – RELATED PARTIES

The Company's members also own Harch Capital Management, LLC ("HCM") (a Florida Limited Liability Company). HCM provides the use of employees, office space, secretarial and services to the Company in accordance with an office sharing agreement. The agreement is for a period of twelve months and shall be extended for successive one year periods unless canceled by either party, in writing, upon thirty days' prior written notice.

Operating results of the Company might be significantly different if the companies were autonomous. The Company was owed $5,781 from HCM, net, as of December 31, 2020.

At its full discretion, HCM pays the Company $15,000 or 15-25% of the fees earned and received by HCM, quarterly in connection with the profits generated in Client Accounts. The term of this Agreement shall be perpetual unless earlier terminated in writing by both HCM and the Company. The Company was owed $15,000 from HCM at December 31, 2020.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Axos Clearing, LLC (previously named COR Clearing, LLC.) The initial term of the Agreement was effective through May 6, 2013 and calls for automatic renewals for successive periods equal to the initial term unless terminated by either party within ninety (90) days prior to the expiration of the initial or renewal term. Under the Agreement, early termination fees apply, including the monthly fees due on the remaining term of the Agreement. Refer to Note 3 with respect to FINRA Regulatory requirements. The Company has a clearing agreement with Axos Clearing, LLC and is required to maintain a minimum deposit of $50,000. As of December 31, 2020, the balance with Axos clearing, LLC is $50,000. As of December 31, 2020, there is a receivable from Axos Clearing of $81,904.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a bank account at one financial institution of which the balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. The Company also maintains accounts held at a brokerage firm of which the balance is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 for securities and $250,000 for cash and cash equivalents.

All of the Company's revenues are earned from the Investment Fee Sharing Agreement with HCM. Refer to Note 4 with respect to related parties.

NOTE 7 – SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020, and determined that there are no material events that would require disclosures in the Company's financial statement.

Note 8 – COVID - 19

The Company's management has performed subsequent events procedures through February 25, 2021, which is the date the financial statement was available to be issued. There were no subsequent events requiring adjustment to the financial statement or disclosures as stated herein except as follows. On March 11, 2020, the World Health Organization ("WHO") declared the coronavirus (COVID 19), a global pandemic and public health emergency. The WHO has recommended containment and mitigation measures worldwide and domestically self-isolation and shelter-in-place requirements have been or are being put in place. The pandemic has continued subsequent to December 31, 2020.

The Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which this disruption may impact its financial statement and future results of operations. We haven't seen any decrease of revenue and will continue to monitor and evaluate the nature and extent of the impact on our ongoing and future results of operations, financial condition and liquidity